Exhibit 15.1

High Times Signs Agreement to Acquire DOPE Magazine, Localizing West Coast Advertising Opportunities

LOS ANGELES -- Sept. 26 -- High Times Holding Corp., one of the most-recognized brands in Cannabis, announced today that it has entered into a definitive agreement to acquire DOPE Media, Inc., a leading integrated cannabis consumer lifestyle company. The closing of the DOPE Media acquisition is scheduled to occur this week. It will be the latest in a year of media acquisitions for Hightimes. Under the terms of the asset purchase agreement, Hightimes will acquire DOPE magazine’s assets, multimedia website, events business and its staff..

The purchase price for the Dope assets is valued at $11.2 million, consisting of 909,129 shares of Hightimes Class A common stock and $1.0 million in cash and $200,000 payable on or about November 10, 2018. The Hightimes shares are valued at $11.00 per share, which is the same per share price currently being offered to the public in connection with Hightimes’ pending Regulation A+ initial public offering.

DOPE magazine will retain its staff, which brings notable additions to the High Times family like DOPE’s CEO, George Jage, founders Dave Tran, James Zachondi and Evan Carter. Jage, formerly the President of Marijuana Business Daily and the driving force behind Marijuana Business Conference (MJBizCon), has received numerous distinctions for his work including the Nevada Entrepreneur of the Year award from In Business Magazine, Jerry Valen Award of Distinction "Hospitality & Convention Executive of the Year" and most recently was on the cover of Trade Show Executive in May 2017 following receiving the award for the Fastest Growing Tradeshow in the U.S. for two consecutive years.

The latest in a series of cannabis media acquisitions, DOPE Magazine joins CULTURE, Green Rush Daily, as well as our flagship print and online magazine, High Times, among the High Times media operations.

“DOPE is a very strategic acquisition for our portfolio offering key complementary assets to our existing platforms and opening the opportunity for economies of scale to improve performance of all our entire publication group,” said Adam Levin, CEO of High Times. DOPE Media offers a unique solution to state-licensed cannabis brands and retailers looking to target their advertising campaigns within their licensed territories. Dope also hosts the largest Dope Cup events in Seattle, Washington and Portland, Oregon adding to the existing Cannabis Cup portfolio for the High Times brand.

“We’re couldn’t be more excited to welcome George Jage, Dave Tran and their entire team to the High Times family,” said Adam Levin, CEO of High Times. “What DOPE Media has built in such a short time is not only impressive, but needed considering the difficult landscape and legislation brands are faced with today. We look forward to not only combining our resources but expanding them.”

Mr. Jage, CEO of DOPE Magazine, added, “We believe that this is the perfect marriage of two like-minded businesses. As the largest cannabis consumer media company, High Times offers immense visibility across the country and around the globe. By utilizing High Times’ expertise and experience, we believe that we will be able to rapidly expand our footprint across the country and offer state-specific advertising solutions at a speed that wouldn’t have been possible before.”

About DOPE Magazine

Based in Seattle, DOPE Magazine currently publishes eight localized editions across six states. The publication offers both national and regional coverage, issuing two versions in both California (North & South) and Washington (East & West), as well as in state-wide versions in Oregon, Nevada, Colorado and Arizona. DOPE Magazine ships more than 1,000,000 copies a year distributed through an extensive network, primarily consisting of cannabis retailers. According to Similar Web, DOPE also provides a social network following of approximltely 481,000 followers and more than 575,000 monthly visitors to its website, dopemagazine.com,.

About High Times

For more than 45 years High Times has been the world’s most well-known cannabis brand - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summits, while providing digital TV and social networks, globally distributed merchandise, international licensing deals, and millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality. For more information, or to consume some of our content, visit us at HighTimes.com, @HIGH_TIMES_Mag on Twitter, @hightimesmagazine on Instagram, or on Facebook at: https://www.facebook.com/HIGHTIMESMag/